Exhibit 99.3

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Hydrogenics Corporation (“Hydrogenics”) 5985 McLaughlin Road Mississauga, Ontario L5R 1B8

Item 2	Date of Material Change

January 11, 2010

Item 3	Press Release

A press release was issued by Hydrogenics and disseminated via GlobeNewswire on January 11, 2010.

Item 4	Summary of Material Change

On January 11, 2010 Hydrogenics announced that it entered into a securities purchase agreement (“Securities Purchase Agreement”) with institutional investors (the “Investors”) pursuant to which Hydrogenics agreed to sell common shares and warrants in a registered direct offering to the Investors, resulting in gross proceeds of US$5,000,000 before placement agent’s fees and other offering expenses.

Item 5	Full Description of Material Change

On January 11, 2010 Hydrogenics announced that it entered into the Securities Purchase Agreement with the Investors pursuant to which Hydrogenics agreed to sell common shares and warrants in a registered direct offering to the Investors, resulting in gross proceeds of US$5,000,000 before placement agent’s fees and other offering expenses.

Under the terms of the transaction, Hydrogenics will sell 12,500,000 common shares for US$0.40 per share. The Investors will also receive warrants for the purchase of one common share for each common share purchased; 5,983,886 of these warrants will be exercisable at any time on or after the date of issuance until January 14, 2015 at an exercise price of US$0.52 per common share. The remaining 6,516,114 warrants will be exercisable for a period of five years beginning six months and one day after issuance, at an exercise price of US$0.52 per common share. Each of the warrants contains “full-ratchet” anti-dilution protection as to the exercise price but not the number of shares issuable thereunder.

The closing of the offering will take place on January 14, 2010.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation 5985 McLaughlin Road Mississauga, Ontario L5R 1B8

	Telephone:	(905) 361-3633
	Fax:	(905) 361-3626

Item 9	Date of Report

January 12, 2010